ACCO BRANDS CORPORATION 300 Tower Parkway Lincolnshire, IL 60069-3640 Tel 847.541.9500 Fax 847.478.0073 accobrands.com

February 28, 2008

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549-3651
Attention:  Max A. Webb, Assistant Director

Re:	ACCO Brands Corporation
File No. 001-08454
Form 10-K for the fiscal year ended December 31, 2006

Ladies and Gentlemen:

ACCO Brands Corporation (the “Company”) hereby submits the following response to the comments contained in the letter from Max A. Webb of the Staff of the Securities and Exchange Commission (the “Commission”) dated December 20, 2007 (the “Comment Letter”) with respect to the above-referenced filing. This letter supplements the Company’s January 15, 2008 reply to the Comment Letter and is in furtherance of telephone conversations between the undersigned and Mr. Daniel Morris of the staff.

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter.

2.           We note your discussion of the 2007-2009 performance period.  In future filings, please disclose the revenue growth and return on assets targets set forth in the performance matrix that is used by the compensation committee to determine long-term incentive award payouts.

In response to the Staff’s comments, in future applicable filings we will disclose the revenue growth target and return on assets target set forth in the performance matrix that is used by our compensation committee of the board of directors to determine long-term incentive award payments for the 2007-2009 performance period.

In connection with the foregoing responses, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
Division of Corporate Finance
February 28, 2008

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing, coupled with our January 15, 2008 letter, provides a complete response to the Comment Letter, but please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours,

/s/Steven Rubin
Senior Vice President, Secretary
and General Counsel

cc:           Daniel Morris